Exhibit 99.2
Appraisal of
Twin Lake Towers Apartments
200 West 60th Street
Westmont, Illinois
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

January 3, 2011
Mr. Derek McCandless
AP XII Associates GP, LLC
4582 S. Ulster St., Suite 1100
Denver, CO 80237
Re:	Twin Lake Towers Apartments 200 West 60th Street Westmont, Illinois
Dear Mr. McCandless:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of December 20, 2010 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was April 21, 2010 and its results were communicated in a Self-contained Appraisal Report dated May 19, 2010 (the “Prior Report”), a copy of which you retain on file.
The scope of this update appraisal assignment included a thorough investigation into the collection and confirmation of data relevant to the appraisal of the Property. The appraisal process included an inspection of the subject property and its environs on December 20, 2010, reexamination of the Property’s physical, location and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value. The Income Capitalization Approach and Sales Comparison Approach were employed in the valuation of the Property.
This appraisal report addresses changes that have occurred subsequent to the date the Prior Report was prepared. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal, valuation process and photographs of the Property. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Prior Report.
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
Situated as noted above, the Property consists of a 17.13-acre site improved with a 399-unit mid-rise apartment complex. The subject was developed in 1970, extensively renovated within the past couple of years and contains 344,775 square feet of rentable area. Additional site improvements and amenities include a freestanding management/leasing office/clubhouse building, asphalt paved driveways and surface parking areas, concrete walkways, fitness center, business center, outdoor swimming pool,
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

Mr. Derek McCandless	January 3, 2011
AP XII Associates GP, LLC	Page 2
barbecue area, laundry facilities, and mature landscaping. The complex, locally known as the Twin Lakes Towers Apartments, is classified as a Class B apartment community by local market standards. The Property is currently 95.5% occupied and remains in average physical condition. No material changes were noted in the physical condition of the Property and make-up of the surrounding environs as of the current date of inspection and observations made as of the date of the previous inspection that was conducted in conjunction with the Prior Report.
Based on the analysis of data considered, together with the attached Certification and Basic Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the Twin Lake Towers Apartments, as of December 20, 2010, is:
FORTY-ONE MILLION FOUR HUNDRED THOUSAND DOLLARS
($41,400,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,
COGENT REALTY ADVISORS, LLC
By:	Steven J. Goldberg, MAI, CCIM Managing Partner

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.

2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

4.	Responsible ownership and competent property management are assumed.

5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.

7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.

8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.

9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.

10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.

13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.

15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of the Twin Lake Towers Apartments (the “Property”) as of December 20, 2010 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was April 21, 2010 and its results were communicated in a Self-contained Appraisal Report dated May 19, 2010 (the “Prior Report”). This Restricted Use Appraisal Report provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared.
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
I, Steven J. Goldberg, MAI, certify that to the best of my knowledge and belief:
•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	I have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	My engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	My compensation for completing this assignment was not contingent upon the development or reporting predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

•	Steven J. Goldberg conducted an inspection of the property that is the subject of this report on December 20, 2010.

•	No one other than the undersigned provided significant professional assistance to the person signing this report.

•	I have completed the requirements of the continuing education program of the Appraisal Institute

•	I have extensive experience in the appraisal of similar types of property.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.

•	Steven J. Goldberg, MAI, CCIM has been issued a Temporary Practice License by the State of Illinois to appraise the subject property (Temporary Practice License No: 572.003049).
COGENT REALTY ADVISORS, LLC
By:	Steven J. Goldberg, MAI, CCIM Managing Partner
COGENT Realty Advisors, LLC

ADDENDA
COGENT Realty Advisors, LLC

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Twin Lake Towers Apartments

Address:	200 West 60th Street Westmont, Illinois

Location:	The Property is located along the south side of W. 59th street and north side of W. 60th Street, bounded by S. Adams and Williams Streets, approximately 3.8 miles west of I-294 (Tri-State Tollway), in the Village of Westmont, Illinois. The subject neighborhood is a stabilized suburban area located approximately 22 miles west of downtown Chicago, Illinois. Neighborhood conditions and composition were observed to be similar to those reported in the Prior Report.

Tax Identification Number:	09-16-400-003 (Downers Grove Township Assessor)

Description:	Land: The subject site consists of a single tax parcel that, according to public records, contains a total land area of 17.13 acres, or 746,183 square feet. The land area is generally rectangular in shape and consists of level topography.

Improvements: A 399-unit garden apartment complex completed in 1970 and substantially renovated within the past couple of years. The improvements consist of 3 residential buildings, a freestanding management office/clubhouse building, outdoor swimming pool, and asphalt-paved surface drives and parking areas. The property is operating at stabilized occupancy and was observed to be in average to good condition. As of the current date, the physical condition of the Property was observed to be similar to that reported in the Prior Report.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	December 20, 2010 (relates to the most recent date of inspection)

Highest and Best Use:	Continued use of the existing improvements
VALUATION

	Current (12/20/2010)	Prior Report (4/21/2010)
Income Capitalization	$41,400,000	$36,000,000
Stabilized NOI	$2,796,292	$2.608,054
Cap Rate	6.75%	7.25%
Value per Unit	$103,759	$86,717
Value per Sq Ft	$120.08	$100.29

Sales Comparison	$39,900,000	$33,900,000
Value per Unit	$100,000	$85,000
Value per Sq Ft	$115.73	$98.26

CONCLUDED VALUE	$41,400,000	$36,000,000
COGENT Realty Advisors, LLC

APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the “Economic and Apartment Outlook — August 2010” and “Chicago Metro Area Apartment Market Research Update Report — Fourth Quarter 2010” prepared by Marcus and Millichap Real Estate Investment Services and “Korpacz Real Estate Investor Survey Third Quarter 2010” published by Price Waterhouse Coopers.
NATIONAL APARTMENT MARKET: Most published reports indicate that fundamentals have bottomed in most markets and solid improvement is being seen in occupancies and demand. Although the return of job growth is less than robust and a shadow market of single-family homes and condominiums loom over the apartment market, overall vacancies began dropping in the second quarter 2010 for the first time in two years. Increased demand and resulting improvement in occupancy were broad-based, with 70 percent of all major U.S. apartment markets recording occupancy gains.
According to Reis, overall vacancy for U.S. apartments fell from 8.0% to 7.8% as of midyear 2010. In conjunction with rising occupancies, effective rental rates inched up for the second consecutive quarter and stand at an average of $973.00 per unit. This figure falls short of the recent peak of $998.00 per unit in late 2008. As 2010 progresses it is anticipated that more pent-up demand for apartments will be released. The outlook brightens considerably for 2011 and beyond amid expectations for improved economic growth, powerful demographic shifts supporting a surge in renter demand and limited new construction. These trends will likely result in a shortage of apartments nationwide, driving rent growth to above-average levels by 2012 or 2013.
The combination of available financing for apartment assets via Fannie Mae and Freddie Mac, an emerging interest in this sector by life insurance companies, and favorable long-term investor sentiment for well-located apartment assets is driving transaction velocity. Due to a high number of willing buyers and a shortage of quality assets, the apartment market is seeing fierce competition for quality assets. As a result, average overall caps rate remain on a downward trend. As of the third quarter 2010, the average overall cap rate fell to 7.12%, down 56 basis points from the 7.68% rate reported in the second quarter 2010 and down 91 basis points from the 8.03% rate reported at year-end 2009.
CHICAGO APARTMENT MARKET: Both city and suburban apartment operations are strengthening due to the release of pent-up renter demand and the formation of new households by individuals that landed jobs in the first half of the year. Overall, rents and vacancy are showing signs of improvement and a more robust recovery is anticipated to take hold in 2011 as job creation accelerates. Investors will intensify efforts to secure properties over the near term as low interest rates and expanded financing capacity drive greater transaction volume.
Developers will complete 2,425 units in 2010, compared with 1,850 rentals last year. In the city, 2,340 units will come online, while only 85 units will be delivered in the suburbs.
Despite elevated construction in the city markets, vacancy in the city has improved 40 basis points to 6.1% year to date, after rising by the same measure during the corresponding stretch in 2009. Steadying occupancy has enabled owners of city properties to raise rents and moderate
COGENT Realty Advisors, LLC

APARTMENT MARKET OVERVIEW (Continued)
concessions. So far in 2010, asking rents have advanced 1.6% to $1,173 per month, while effective rents have increased 2.4% to $1,086 per month.
Easing completions have hastened a reduction in the suburban vacancy rate. In the past year, vacancy fell 100 basis points on average to 5.7% for suburban properties, compared to a 170 basis point surge in the preceding 12 months. Although rents at suburban properties have stabilized this year, at $965 per month, asking rents remain 0.2% lower than year ago levels, while effective rents of $898 per month are 0.3% less than the third quarter of 2009. Asking rents are anticipated to inch up 0.7% to $968 per month, and effective rents will appreciate 1.9 percent to $902 per month over the near term.
CONCLUSION: Market conditions appear to have bottomed. Occupancy levels are on a moderate upward trend that has resulted in firming rent rates, primarily in the form of a partial abatement of concessions. As there is no material new construction in the Chicago suburban markets and employment growth is anticipated, occupancy and rent levels should continue to firm through 2011.
Investment sales activity is anticipated to accelerate into 2011. Investors have begun to accept that a wave of deeply discounted, distressed opportunities may never materialize. At the same time, financing constraints are easing, as the agencies and life insurance companies became more aggressive in their pursuit of high-quality deals. With a significant amount of capital previously earmarked for distressed deals now targeting stabilized assets, competition for deals has increased and cap rates are falling for higher-quality properties.
COGENT Realty Advisors, LLC

INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated.

(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.

(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.

(4)	Overall Capitalization Rate is developed.

(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: Review of rents charged by substitute and competitive properties in the influencing market area suggest that the Property’s quoted rent structure is within market parameters. Review of the Property’s current rent roll indicates that recent leases are being consummated at or near the quoted rents. The following chart illustrates the Property’s economic rent potential by floor plan as determined by an analysis of actual rents achieved at the Property and review of rents commanded by competitors in the area.
DERIVATION OF GROSS RENT POTENTIAL

Type	Mix	Size (SF)	Area	Rent/Mo.	Rent/SF	Annual Rent

1BR/1BA	289	800	231,200	$940	$1.18	$3,259,920
2BR/1.5BA	107	1,025	109,675	$1,180	$1.15	$1,515,120
3BR/2BA	2	1,250	2,500	$1,375	$1.10	$33,000
3BR/2BA	1	1,400	1,400	$1,470	$1.05	$17,640

Totals/Average	399	864	344,775	$1,000	$1.17	$4,825,680
According to historical operating statements, the Property’s occupancy has trended upward since 2008. As of the date of inspection, the Property was 95.5% occupied and it has operated at an average occupancy level in excess of 95% over the past year. The Property’s strong occupancy is attributed to its competitive position in the influencing market and good quality in comparison to substitute properties in the immediate area. Given the Property’s current occupancy level and improvement noted in overall market conditions over the past year, a combined vacancy and collection loss allowance of 5% is projected for the appraised fiscal year.
COGENT Realty Advisors, LLC

INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances and have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented below outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2008 and 2009 and the trailing 12-month period through November 2010. In addition, we considered the Property’s 2011 operating budget and examined comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	Year End 2008		Year End 2009		Trailing-12 Thru 11/2010		2011 Budget
	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit

INCOME
Gross Potential Rent	$5,326,737	$13,350	$5,078,358	$12,728	$4,736,800	$11,872	$4,643,816	$11,639
Loss to Lease	$(529,373)	$(1,327)	$0	$0	$(4,788)	$(12)	$0	$0
Vacancy/Collection Loss	$(725,732)	$(1,819)	$(405,055)	$(1,015)	$(190,629)	$(478)	$(216,305)	$(542)
Concessions	$(284,972)	$(714)	$(452,242)	$(1,133)	$(175,380)	$(440)	$0	$0
Utility Recovery	$307,614	$771	$312,570	$783	$340,496	$853	$324,170	$812
Other Income	$194,977	$489	$243,067	$609	$268,654	$673	$338,127	$847

Effective Gross Income	$4,289,251	$10,750	$4,776,698	$11,972	$4,975,153	$12,469	$5,089,808	$12,756

EXPENSES
Payroll and Benefits	$479,773	$1,202	$477,023	$1,196	$470,322	$1,179	$480,046	$1,203
Repairs & Maintenance	$196,326	$492	$229,200	$574	$261,446	$655	$252,713	$633
Administration	$106,634	$267	$128,724	$323	$130,996	$328	$174,745	$438
Management Fees	$210,686	$528	$234,191	$587	$246,260	$617	$250,517	$628
Utilities	$489,726	$1,227	$447,529	$1,122	$417,472	$1,046	$381,084	$955
Turnover Expenses	$11,450	$29	$74,978	$188	$72,364	$181	$77,279	$194
Insurance	$94,325	$236	$100,266	$251	$108,102	$271	$108,322	$271
Real Estate Taxes	$383,621	$961	$407,391	$1,021	$386,741	$969	$399,870	$1,002
Marketing/Leasing	$145,670	$365	$156,260	$392	$80,464	$202	$71,291	$179
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$2,118,211	$5,309	$2,255,562	$5,653	$2,174,167	$5,449	$2,195,867	$5,503

NET OPERATING INCOME	$2,171,040	$5,441	$2,521,136	$6,319	$2,800,986	$7,020	$2,893,941	$7,253
COGENT Realty Advisors, LLC

INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
VALUATION PRO FORMA

	Total	Per Unit	Percent GPR

Gross Potential Rent	$4,825,680	$12,094	100.00%
Loss to Lease	$(24,128)	$(60)	-0.50%
Vacancy/Collection Loss	$(241,284)	$(605)	-5.00%
Concessions	$(144,770)	$(363)	-3.00%
Utility Recovery	$329,175	$825	6.82%
Other Income	$269,325	$675	5.58%

Effective Gross Income	$5,013,997	$12,566	103.90%

			% EGI

Payroll and Benefits	$478,800	$1,200	9.55%
Repairs & Maintenance	$259,350	$650	5.17%
Administration	$129,675	$325	2.59%
Management Fees	$150,420	$377	3.00%
Utilities	$418,950	$1,050	8.36%
Turnover Expenses	$75,810	$190	1.51%
Insurance	$112,200	$270	2.24%
Real Estate Taxes	$393,000	$985	7.84%
Marketing/Leasing	$79,800	$200	1.59%
Reserves	$119,700	$300	2.39%

TOTAL EXPENSES	$2,217,705	$5,547	44.23%

NET OPERATING INCOME	$2,796,292	$7,008	55.77%
CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.
Derivation from Sales: The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 5.75% to 7.1%. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	Lakes of Schaumberg	McDowell Place	Lincoln Seven Bridges	Retreat Danada Farms	Arbors Brookside

Date of Sale	8/20/2010	7/13/2010	7/7/2010	1/11/2010	12/20/2009
Year Built	1987	1988	1996	1997	1989
Cap Rate	6.1%	5.95%	5.75%	7.1%	6.42%
Each of the sale properties are considered generally similar to the Property in terms of location and physical characteristics but generally superior in terms of age. Considering the difference in age between the Property and comparable properties, a capitalization rate aligned with the upper end of the comparable range is deemed reasonable. Based on recent sales data, a capitalization rate within the range of approximately 6.5% to 7.0% would be expected for the Property.
Investor Surveys: According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 3rd Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
COGENT Realty Advisors, LLC

INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	6.00% - 14.00%	Range
	9.40%	Average
Overall Capitalization Rate	4.50% - 11.00%	Range
	7.12%	Average
Terminal Capitalization Rate	5.25% -11.00%	Range
	7.54%	Average

Source: Korpacz Real Estate Investor Survey, 3rd Quarter 2010
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout the year, capitalization rates continued to contract. As indicated below, capitalization rates fell by 56 basis points on average from the time the Prior Report was prepared in the 2nd quarter 2010 to the 3rd quarter 2010.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4

Source: Korpacz Real Estate Investor Survey
Conclusion of OAR: An OAR in the range of approximately 6.5% to 7.0% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are contracting from the highs realized during the economic recession and currently average approximately 7.12%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate in the range of approximately 6.5% to 7.0% is suggested for the subject property. A capitalization rate of 6.75% is concluded.
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 6.75%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$2,796,292	÷	6.75%	=	$41,426,548
			Say,	$41,400,000
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of December 20, 2010, by application of the Income Capitalization Approach, is rounded to:
FORTY-ONE MILLION FOUR HUNDRED THOUSAND DOLLARS
($41,400,000)
COGENT Realty Advisors, LLC

SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity is increasing and there is adequate investor interest in good quality, well located assets that are being marketed for sale. Sufficient sales data was available to formulate a defensible value for the Property via comparative analysis. The data summarized in the table below is utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
SUMMARY OF APARTMENT SALES

Sale No.	1	2	3	4	5
Project Name	Lakes of Schaumburg	McDowell Place	Lincoln at Seven Bridges	Retreat at Danada Farms	Arbors of Brookdale
Address	801 Belinder Lane	1647 Westminster	6690 Double Eagle	22 Vivaldi Ct.	1373 Ivy Lane
Location	Schaumburg, IL	Naperville, IL	Woodridge, IL	Wheaton, IL	Naperville, IL
Type	Garden	Garden	Garden	Garden	Garden
Sale Price	$47,250,000	$37,380,000	$30,800,000	$45,450,000	$32,000,000
Date of Sale	08/20/10	07/13/10	07/07/10	01/11/10	12/20/09
Year Built	1987	1988	1996	1997	1989
No. of Units	428	400	252	295	281
No. of Stories	2.0	2.0	3.0	3.0	2.0
Net Rentable Area (NRA)	342,600	406,400	315,000	350,606	275,345
Average Unit Size (SF)	800	1,016	1,250	1,188	980
Effective Gross Income	$5,278,194	$4,456,110	$3,139,360	$5,189,815	$3,782,550
Operating Expenses	$2,395,944	$2,232,000	$1,368,360	$1,976,500	$1,728,150
Net Operating Income	$2,882,250	$2,224,110	$1,771,000	$3,213,315	$2,054,400
NOI Per Unit	$6,734	$5,560	$7,028	$10,893	$7,311
EGIM	8.95	8.39	9.81	8.76	8.46
OER	45%	50%	44%	38%	46%
Cap Rate (OAR)	6.10%	5.95%	5.75%	7.07%	6.42%
Price Per Unit	$110,397	$93,450	$122,222	$154,068	$113,879
Price Per SF	$137.92	$91.98	$97.78	$129.63	$116.22
ANALYSIS OF SALES: We have researched and analyzed a number of suburban apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
COGENT Realty Advisors, LLC

SALES COMPARISON APPROACH SUMMARY (Continued)
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Lakes of Schaumburg	McDowell Place	Lincoln at Seven Bridges	Retreat at Danada Farms	Arbors of Brookdale
Address	801 Belinder Lane	1647 Westminster	6690 Double Eagle	22 Vivaldi Ct.	1373 Ivy Lane
	Schaumburg, IL	Naperville, IL	Woodridge, IL	Wheaton, IL	Naperville, IL
Sale Date	8/20/2010	7/13/2010	7/7/2010	1/11/2010	12/20/2009

Price per Unit	$110,397	$93,450	$122,222	$154,068	$113,879

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$110,397	$93,450	$122,222	$154,068	$113,879
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$110,397	$93,450	$122,222	$154,068	$113,879
Time	0.00%	0.00%	0.00%	0.00%	0.00%

Time Adjusted Price per Unit	$110,397	$93,450	$122,222	$154,068	$113,879

Location	0%	-5%	0%	-5%	-5%
Physical Characteristics	-5%	10%	-10%	-15%	-5%
Average Unit Size	5%	-5%	-10%	-10%	-5%
Amenities	0%	0%	0%	-5%	0%
Economics	0%	5%	0%	0%	0%

Total Adjustments (%)	0%	5%	-20%	-35%	-15%

Adjusted Price per Unit	$110,397	$98,123	$97,778	$100,144	$96,797
Prior to adjustments, the comparable sales range in price from approximately $93,450 to $154,068 per unit. After considering applicable adjustments, the sales prices fall within a narrower range of $96,797 to $110,397 per unit.
Based on the data considered and implementation of applicable adjustments, a value of $100,000 per unit is concluded. The resulting overall property value indication is $39,900,000 (rounded), calculated as follows:

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value

399	x	$100,000	=	$39,900,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of December 20, 2010, by application of the Sales Comparison Approach, is:
THIRTY-NINE MILLION NINE HUNDRED THOUSAND DOLLARS
($39,900,000)
COGENT Realty Advisors, LLC

RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Twin Lake Towers Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$41,400,000
The Sales Comparison Approach	$39,900,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: In the Sales Comparison Approach, sales of similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. There were few recent sales of comparable properties from the local market area. As a result, dated transactions from the local market and sales from alternative locations were researched and analyzed. The paucity of recent comparable sales weakens the reliability of this approach. The Sales Comparison Approach is utilized as a means of support to the value conclusion rendered for the Property via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the Twin Lake Towers Apartments, free and clear of financing, as of December 20, 2010 is:
FORTY-ONE MILLION FOUR HUNDRED THOUSAND DOLLARS
($41,400,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.
COGENT Realty Advisors, LLC

PHOTOGRAPHS OF THE SUBJECT PROPERTY
View of Typical Building Elevation
View of Typical Building Elevation
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PHOTOGRAPHS OF THE SUBJECT PROPERTY
View of Tower Entrance
Typical Elevator Lobby
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PHOTOGRAPHS OF THE SUBJECT PROPERTY
View of Typical Kitchen (Renovated Unit)
Living Area (Renovated Unit)
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QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC